UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       Petroleum Heat and Power Co., Inc.
-----------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.10 par value
-----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    716600309
                               -------------------
                                 (CUSIP Number)

                               Elizabeth C. Foley
                            First Reserve Corporation
                               475 Steamboat Road
                          Greenwich, Connecticut 06830
                                 (203) 661-6601
----------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                December 7, 1994
                              ---------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                  SCHEDULE 13D

CUSIP No.  716600309                    Page   3   of   19   Pages


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           American Gas & Oil Investors, Limited Partnership
           I.R.S. Identification No.:  13-3077100

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) __
                                                                        (b) __
3     SEC USE ONLY


4     SOURCE OF FUNDS
          OO


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)


6     CITIZENSHIP OR PLACE OF ORGANIZATION
        New York

   NUMBER OF    7    SOLE VOTING POWER
    SHARES             652,547 (Item 5)
 BENEFICIALLY
   OWNED BY     8    SHARED VOTING POWER
     EACH                   -0-
   REPORTING
    PERSON       9    SOLE DISPOSITIVE
     WITH             652,547 (Item 5)
                10   SHARED DISPOSITIVE
                            -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        652,547


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Approximately 2.8%


14    TYPE OF REPORTING PERSON
        PN

                                        SCHEDULE 13D


CUSIP No.  716600309                     Page   4   of   19    Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           AmGO II, Limited Partnership
           I.R.S. Identification No.:  13-3149992

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) __
                                                                        (b) __

3     SEC USE ONLY

4     SOURCE OF FUNDS
          OO


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)


6     CITIZEN OR PLACE OF ORGANIZATION
        New York

   NUMBER OF    7    SOLE VOTING POWER
    SHARES             471,144 (Item 5)
 BENEFICIALLY
   OWNED BY     8    SHARED VOTING POWER
     EACH                 -0-
   REPORTING
    PERSON      9    SOLE DISPOSITIVE
     WITH             471,144 (Item 5)
                10   SHARED DISPOSITIVE
                          -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        471,144


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Approximately 2.0%

14    TYPE OF REPORTING PERSON
        PN

                                        SCHEDULE 13D


CUSIP No.  716600309                     Page   5   of   19   Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           AmGO III, Limited Partnership
           I.R.S. Identification No.:  06-1176782

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) __
                                                                        (b) __

3     SEC USE ONLY

4     SOURCE OF FUNDS
          OO


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)


6     CITIZEN OR PLACE OF ORGANIZATION
        New York

   NUMBER OF    7    SOLE VOTING POWER
    SHARES             246,478 (Item 5)
 BENEFICIALLY
   OWNED BY     8    SHARED VOTING POWER
     EACH                  -0-
   REPORTING
    PERSON       9    SOLE DISPOSITIVE
     WITH             246,478 (Item 5)
                10    SHARED DISPOSITIVE
                           -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        246,478


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Approximately 1.0%

14    TYPE OF REPORTING PERSON
        PN
                                    5

                                        SCHEDULE 13D


CUSIP No.  716600309                     Page   6   of   19   Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           First Reserve Secured Energy Assets Fund,
             Limited Partnership
           I.R.S. Identification No.:  06-1232433

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) __
                                                                        (b) __

3     SEC USE ONLY

4     SOURCE OF FUNDS
          OO


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6     CITIZEN OR PLACE OF ORGANIZATION
        Delaware

   NUMBER OF    7    SOLE VOTING POWER
    SHARES             330,614 (Item 5)
 BENEFICIALLY
   OWNED BY     8    SHARED VOTING POWER
     EACH                  -0-
   REPORTING
    PERSON      9    SOLE DISPOSITIVE
     WITH            330,614 (Item 5)
                10   SHARED DISPOSITIVE
                           -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        330,614


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Approximately 1.4%

14    TYPE OF REPORTING PERSON
        PN

                                  SCHEDULE 13D

CUSIP No.  716600309                     Page   7   of   19   Pages


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           First Reserve Corporation
           I.R.S. Identification No.:  06-1210123

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) __
                                                                        (b) __
3     SEC USE ONLY


4     SOURCE OF FUNDS
          AF


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6     CITIZEN OR PLACE OF ORGANIZATION
        Delaware

   NUMBER OF    7    SOLE VOTING POWER
    SHARES             1,700,783 (Item 5)
 BENEFICIALLY
   OWNED BY     8    SHARED VOTING POWER
     EACH                   -0-
   REPORTING
    PERSON      9    SOLE DISPOSITIVE
     WITH            1,700,783 (Item 5)
                10   SHARED DISPOSITIVE
                       -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,700,783


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Approximately 7.2%


14    TYPE OF REPORTING PERSON
        CO

Item 1.   Security and Issuer.

          This Statement on Schedule 13D (the "Schedule 13D") relates to the

Class A Common Stock, par value $0.10 per share (the "Common Stock"), of

Petroleum Heat and Power Co., Inc., a Minnesota corporation (the "Issuer").

The principal executive offices of the Issuer are located at 2187 Atlantic

Street, Stamford, Connecticut, 06902.


Item 2.   Identity and Background.

          This Schedule 13D is being filed by American Gas & Oil Investors,

Limited Partnership ("Fund I"), AmGO II, Limited Partnership ("Fund II"), AmGO

III, Limited Partnership ("Fund III") and First Reserve Secured Energy Assets

Fund, Limited Partnership ("Fund IV", and together with Fund I, Fund II and

Fund III, the "Funds"), and by First Reserve Corporation ("First Reserve"), to

report the acquisition by the Funds of (i) Common Stock and (ii) options to purchase Common Stock.  First Reserve is the managing general partner of each of the Funds.  The Funds, in the aggregate, directly beneficially own more than

5% of the issued and outstanding shares of Common Stock (the "Petro Shares").

          Fund I, Fund II and Fund III are New York limited partnerships and

Fund IV is a Delaware limited partnership.  Their principal purpose is to make equity and debt investments in companies engaged in various energy and energy related activities, including, but not limited to, energy production,

processing, transmission, distribution, marketing, equipment manufacturing,

electrical generation, and technical services, and in energy assets such as oil and gas reserves or processing and transmission facilities.

          First Reserve is a Delaware corporation which raises funds for and manages the Funds.  The principal business of First Reserve is to act as managing general partner and provide investment management services to the

Funds.

          The principal business and office address of First Reserve and each of the Funds (together, the "Reporting Persons") is 475 Steamboat Road,

Greenwich, Connecticut 06830.

          Information with respect to the executive officers and directors of

First Reserve, including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and their citizenship is listed on the schedule attached hereto as Schedule I,

which is incorporated into this Schedule 13D by reference.

          During the last five years, none of the Reporting Persons nor any executive officer or director of First Reserve has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or

(ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          On December 21, 1993, the Issuer acquired certain equity interests

(the "1993 Acquisition") in Star Gas Corporation ("Star Gas"), the equity interests of which had been previously held, in their entirety, by the Funds and FRC Star Gas, Inc., a Delaware corporation ("FRC Star Gas" and together,

with the Funds, the "FRC Shareholders").  The entire capital stock of FRC Star

Gas was beneficially owned by the Funds.  In connection with the 1993

Acquisition, (i) the Issuer, the FRC Shareholders, and The Prudential Insurance

Company of America entered into a Shareholder Put/Call Agreement, dated

December 21, 1993 (the "Put/Call Agreement"), pursuant to which, among other things, the Issuer was granted the right to purchase (the "Call"), until

December 31, 1998, all Star Gas equity interests (including all stock options issued by Star Gas) not already owned by the Issuer, at a formula-based price and (ii) Star Gas issued options (collectively, the "Star Gas Options") to purchase 86,091, 68,095, 59,430, 61,384, and 225,000 shares of Star Gas Class A

Common Stock to Fund I, Fund II, Fund III, Fund IV and FRC Star Gas,

respectively.

          On December 7, 1994, in connection with the acquisition of all remaining equity interests in Star Gas (the "Star Gas Acquisition"), the Issuer

exercised the Call, pursuant to which (i) all Star Gas common and preferred stock previously held by Fund I, Fund II, Fund III, Fund IV and FRC Star Gas was converted into 312,450, 202,174, 23,457, 88,158 and 342,071 Petro Shares,

respectively, and (ii) the Star Gas Options were converted into options (the

"Petro Options") to purchase 126,113, 99,756, 87,063, 89,925, and 329,616 Petro

Shares, respectively.  The letter from the Issuer to the Funds and FRC Star

Gas, dated December 7, 1994, exercising the Call, is attached as Exhibit 2 hereto.

          On December 14, 1994, Fund III sold 3,672, 2,904 and 2,618 Petro

Shares to Fund I, Fund II and Fund IV, respectively, at a price of $8.875 per

Petro Share.

          On December 30, 1994, FRC Star Gas dissolved and, in connection therewith, made a liquidating dividend of 342,071 Petro Shares and 329,616

Petro Options to its shareholders in proportion to their pro rata ownership of

FRC Star Gas, as follows:

                    Petro Shares         Petro Options

     Fund I           107,102               103,210
     Fund II           84,697                81,613
     Fund III          73,922                71,230
     Fund IV           76,350                73,563
       Total          342,071               329,616


Following the liquidating dividend, (i) Fund I owned 423,224 Petro Shares and

229,323 Petro Options, representing beneficial ownership of 2.8% of the Petro

Shares outstanding as of June 30, 1995, (ii) Fund II owned 289,775 Petro Shares and 181,369 Petro Options, representing beneficial ownership of 2.0% of the

Petro Shares outstanding as of June 30, 1995, (iii) Fund III owned 88,185 Petro

Shares and 158,293 Petro Options, representing beneficial ownership of 1.0% of the Petro Shares outstanding as of June 30, 1995 and (iv) Fund IV owned 167,126

Petro Shares and 163,488 Petro Options, representing beneficial ownership of

1.4% of the Petro Shares outstanding as of June 30, 1995.



Item 4.   Purpose of Transaction.

          The Funds acquired the Petro Shares disclosed in Item 5 of this

Schedule 13D for investment purposes only.

          Except as described above, at the present time the Reporting Persons do not have any plans or proposals that would relate to any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.

Item 5.   Interest in Securities of the Issuer.

          (a) and (b)   Under the definition of "beneficial ownership" as set

forth in Rule 13d-3 under the Act, First Reserve and the Funds may be deemed to beneficially own, as a group, 968,310 Petro Shares and the 732,473 Petro

Options, constituting in the aggregate approximately 7.2% of the outstanding

Petro Shares, assuming, for purposes of calculating the foregoing percentage and all other percentages herein, that the Petro Options had been exercised in full.  Individually, each of the Funds may be deemed under Rule 13d-3 of the

Act to own (i) Petro Shares and (ii) Petro Shares underlying the Petro Options,

representing the percentages of Petro Shares outstanding as of June 30, 1995,

as follows:
                                                       Percentage of Petro
                                     Shares            Shares Beneficially
                                   Underlying              Owned as of
                  Shares            Options              October 5, 1995

Fund I            423,224            229,323                   2.8%
Fund II           289,775            181,369                   2.0%
Fund III           88,185            158,293                   1.0%
Fund IV           167,126            163,488                   1.4%


None of the Funds has sold, transferred or otherwise disposed of any of the

Petro Shares or Petro Options since the original acquisition of such Petro

Shares or Petro Options, respectively.

                 Each Fund has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of all Petro Shares held by it.

The Funds are limited partnerships, the sole managing general partner of which is First Reserve, and therefore First Reserve, acting on behalf of the Funds,

has the power to direct the voting of and disposition of any Petro Shares deemed to be beneficially owned by the Funds and may be deemed to beneficially own any Petro Shares deemed to be beneficially owned by any of the Funds.

                 If any or all of the Funds were to exercise the Petro Options,

such exercising Fund(s) would have the sole power to vote and sole power to dispose of all of the Petro Shares underlying the Petro Options owned by such

Fund, and as sole managing general partner of the Funds, First Reserve, acting on behalf of the Funds, would have the sole power to direct the voting of and the disposition of all such Petro Shares underlying the Petro Options, in each case subject to the terms of each of the Petro Options.

                 (c)  Except as set forth in this Item 5 or in Item 3, none of the Reporting Persons or, to the best knowledge of each of the Reporting

Persons, no other person named in Item 2, has beneficial ownership of, or has engaged in any transaction (i) during the past 60 days (ii) during the 60 days preceding December 7, 1994 or (iii) during the period following December 7,

1994 in, any shares of Issuer Common Stock.

                 (d)      To the best knowledge of the Reporting Persons, no

other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of

Petro Shares.

                 (e)      Not applicable.


Item 6.  Contracts, Arrangements or Understanding with Respect to
         Securities of the Issuer

                 Except as set forth in this Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements,

understandings or relationships (legal or otherwise) among the persons named in

Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

                 Upon their original issuance, each of the Petro Options

entitled the holder thereof to, among other things, purchase one Petro Share at an exercise price of $10.14, subject to certain adjustments. On October 17,

1995, the Issuer and the Funds executed a Letter Agreement (the "Option Letter

Agreement") amending the Petro Options to, among other things, (i) reduce the exercise price of the Petro Options to $8.77 and (ii) permit the Issuer to repurchase the Petro Options for $2.23 per Petro Option.  The Petro Options

expire on December 20, 1998.  The Petro Options are attached hereto as Exhibits

3-6.  The Option Letter Agreement is attached hereto as Exhibit 7.

                 The Funds' are also parties to the Put/Call Agreement, pursuant to which, among other things, the Funds have registration rights with respect to any Petro Shares owned by them, subject to certain exceptions and conditions.  The Put/Call Agreement is attached hereto as Exhibit 8.

Item 7.          Material to be Filed as Exhibits.

         1. Joint Filing Agreement, dated as of October 24, 1995, among American Gas & Oil Investors, Limited Partnership, AmGO II, Limited Partnership, AmGO III, Limited Partnership, First Reserve Secured Energy Assets Fund, Limited Partnership and First Reserve Corporation relating to the filing of a joint statement on Schedule 13D.

         2. Call Exercise Letter, dated December 7, 1994, from Petroleum Heat and Power Co, Inc. to the FRC Shareholders.

         3. Option, dated December 7, 1994, to purchase 229,323 shares of Class A Common Stock of Petroleum Heat and Power Co, Inc.

         4. Option, dated December 7, 1994, to purchase 181,369 shares of Class A Common Stock of Petroleum Heat and Power Co, Inc.

         5. Option, dated December 7, 1994, to purchase 158,293 shares of Class A Common Stock of Petroleum Heat and Power Co, Inc.

         6. Option, dated December 7, 1994, to purchase 163,488 shares of Class A Common Stock of Petroleum Heat and Power Co, Inc.

         7. Letter Agreement, dated October 17, 1995, among the Petroleum Heat and Power Co, Inc., American Gas and Oil Investors, Limited Partnership, AmGO II, Limited Partnership, AmGO III, Limited Partnership and First Reserve Secured Energy Assets Fund, Limited Partnership.

         8. Shareholder Put/Call Agreement, dated as of December 21, 1993, among Petroleum Heat and Power Co., Inc., American Gas & Oil Investors, AmGo II, AmGO III, First Reserve Secured Energy Assets Fund, L.P., FRC Star Gas, Inc. and The Prudential Insurance Company of America.

                                    SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated:  October 24, 1995


FIRST RESERVE CORPORATION

By:  /s/ Elizabeth C. Foley
Name:  Elizabeth C. Foley
Title: Managing Director, Secretary
       and Treasurer


AMERICAN GAS AND OIL INVESTORS, LIMITED PARTNERSHIP

By:  First Reserve Corporation, its
     managing general partner

By:  /s/ Elizabeth C. Foley
Name:  Elizabeth C. Foley
Title: Managing Director, Secretary
       and Treasurer


AMGO II, LIMITED PARTNERSHIP

By:  First Reserve Corporation, its
     managing general partner

By:  /s/ Elizabeth C. Foley
Name:  Elizabeth C. Foley
Title: Managing Director, Secretary
       and Treasurer


AMGO III, LIMITED PARTNERSHIP

By:  First Reserve Corporation, its
     managing general partner

By:  /s/ Elizabeth C. Foley
Name:  Elizabeth C. Foley
Title: Managing Director, Secretary
       and Treasurer

FIRST RESERVE SECURED ENERGY ASSETS
FUND, LIMITED PARTNERSHIP

By:  First Reserve Corporation, its
     managing general partner

By:  /s/ Elizabeth C. Foley
Name:  Elizabeth C. Foley
Title: Managing Director, Secretary
       and Treasurer

                                   Schedule I

                 1. The name, business address, and present principal occupation or employment of each of the executive officers and directors of the First Reserve Corporation are set forth below. Unless otherwise indicated, (i) the business address of each is 475 Steamboat Road, Greenwich, Connecticut 06830, (ii) each such person is a citizen of the United States, and (iii) such person does not have any other principal occupation:

Name and Position with
First Reserve Corporation

John A. Hill
Chairman, Managing Director and Director

David H. Kennedy
Managing Director and Director

Cathleen M. Ellsworth
Vice President

Bruce M. Rothstein
Vice President

Steven H. Pruett
Vice President

William E. Macaulay
President and Chief Executive
 Officer, Managing Director
 and Director

Elizabeth C. Foley
Managing Director, Secretary and Treasurer

                                INDEX TO EXHIBITS


Exhibit Number            Description of Exhibits

         1. Joint Filing Agreement, dated as of October 24, 1995, among American Gas & Oil Investors, Limited Partnership, AmGO II, Limited Partnership, AmGO III, Limited Partnership, First Reserve Secured Energy Assets Fund, Limited Partnership and First Reserve Corporation relating to the filing of a joint statement on Schedule 13D.

         2. Call Exercise Letter, dated December 7, 1994, from Petroleum Heat and Power Co, Inc. to the FRC Shareholders.

         3. Option, dated December 7, 1994, to purchase 229,323 shares of Class A Common Stock of Petroleum Heat and Power Co, Inc.

         4. Option, dated December 7, 1994, to purchase 181,369 shares of Class A Common Stock of Petroleum Heat and Power Co, Inc.

         5. Option, dated December 7, 1994, to purchase 158,293 shares of Class A Common Stock of Petroleum Heat and Power Co, Inc.

         6. Option, dated December 7, 1994, to purchase 163,488 shares of Class A Common Stock of Petroleum Heat and Power Co, Inc.

         7. Letter Agreement, dated October 17, 1995, among Petroleum Heat and Power Co, Inc., the American Gas and Oil Investors, Limited Partnership, AmGO II, Limited Partnership, AmGO III, Limited Partnership and First Reserve Secured Energy Assets Fund, Limited Partnership.

         8. Shareholder Put/Call Agreement, dated as of December 21, 1993, among Petroleum Heat and Power Co., Inc., American Gas & Oil Investors, AmGo II, AmGO III, First Reserve Secured Energy Assets Fund, L.P., FRC Star Gas, Inc. and The Prudential Insurance Company of America.